FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura to Grant Restricted Stock Units (RSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 8, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Strong YoY rebound in pretax income from three core businesses

•	Retail pretax income stronger QoQ driven by sales channel realignment and robust stock trading

•	Asset Management booked fifteenth straight quarter of inflows, but AuM decreased on market downturn

•	Wholesale net revenue higher YoY driven by strong Fixed Income growth

Tokyo, May 8, 2020—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2020.

For the full year period, net revenue was 1,287.8 billion yen (US$12.0 billion)1, representing an increase of 15 percent year on year. Income before income taxes was 248.3 billion yen (US$2.3 billion) and net income attributable to Nomura Holdings shareholders was 217.0 billion yen (US$2.0 billion). Diluted net income attributable to Nomura Holdings shareholders per share was 66.20 yen.

Net revenue in the fourth quarter was 237.5 billion yen (US$2.2 billion), decreasing 29 percent quarter on quarter and 21 percent year on year. Loss before income taxes was 24.7 billion yen (US$230 million) and net loss attributable to Nomura Holdings shareholders was 34.5 billion yen (US$321 million). Diluted net loss attributable to Nomura Holdings shareholders per share was 11.31 yen.

“I wish to extend my deepest condolences to the victims of Covid-19 and their families, and my heartfelt wishes for a speedy recovery for those still infected.” said Nomura President and Group CEO Kentaro Okuda.

Commenting on the results, he said: “In April last year, we announced plans to rebuild our business platform. As a result of our ongoing initiatives and our continued focus on providing solutions to our clients in areas where we have a competitive advantage, pretax income from our three core businesses rebounded strongly from last year. Retail pretax income remained roughly unchanged year on year, as we reassigned our sales staff and integrated some of our branch offices to better serve our clients. Asset Management booked its fifteenth straight quarter of inflows. Wholesale profitability improved substantially, driven by a significant improvement in Fixed Income revenues and cost reductions exceeding our initial plan.”

“In the fourth quarter, amid market turbulence due to the global spread of coronavirus, we continued to service our clients’ liquidity needs, achieving significantly stronger quarter on quarter performance in Cash Equities, Rates, and our FX/EM businesses. The market downturn in March led to unrealized losses, pushing revenues down and resulting in an overall loss.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 107.53 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“Although many of our people are currently working from home, we remain committed to ensuring the functioning of the financial markets and the economy while keeping the health and safety of our people and our clients as our highest priority. Under our current new management structure, we will continue striving to swiftly transform our business platform.”

Fourth Quarter Divisional Performance

Retail

(billions of yen)	FY2019/20 Q4	QoQ	YoY
Net revenue	88.8	-1%	+20%
Income before income taxes	18.4	+4%	5.6	x

Retail reported fourth quarter net revenue of 88.8 billion yen, down 1 percent quarter on quarter and up 20 percent year on year. Income before income taxes increased 4 percent from last quarter and 5.6 times compared to the same quarter last year to 18.4 billion yen.

While investor sentiment worsened due to the market downturn in March, pretax income grew quarter on quarter driven by the successful realignment of sales channels and robust equity trading.

Asset Management

(billions of yen)	FY2019/20 Q4	QoQ	YoY
Net revenue	7.0	-72%	-77%
Income before income taxes	-8.7	—	—

Asset Management fourth quarter net revenue was 7.0 billion yen, down 72 percent quarter on quarter and 77 percent year on year. Loss before income taxes was 8.7 billion yen.

Although the division booked its fifteenth straight quarter of inflows, assets under management fell by approximately 10 percent amid the market downturn in March. A mark-to-market loss on American Century Investments contributed to a significant quarter on quarter decline in net revenue.

Wholesale

(billions of yen)	FY2019/20 Q4	QoQ	YoY
Net revenue	145.9	-22%	+3%
Income before income taxes	10.1	-77%	—

Wholesale reported net revenue of 145.9 billion yen, down 22 percent quarter on quarter and up 3 percent year on year. Income before income taxes was 10.1 billion yen, down 77 percent quarter on quarter.

Compared to last quarter when both Fixed Income and Equities performance was strong, Global Markets net revenue decreased as the market downturn in March led to unrealized losses mainly on inventory. Investment Banking revenues were lower than the previous quarter as a result of cancellations of IPOs and secondary offerings and an unrealized loss on loan-related transactions.

Financial position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March 2020, Nomura’s Tier 1 capital ratio was 16.4 percent and its common equity Tier 1 capital ratio was 15.3 percent under Basel III. Nomura had total assets of 44.0 trillion yen and shareholders’ equity of 2.7 trillion yen. All figures are on a preliminary basis.

Shareholder returns

Nomura today declared a year-end dividend of 5 yen per share to shareholders of record as of March 31, 2020. The dividend will be paid on June 8, 2020. Accordingly, the annual dividend for the year ended March 2020 will total 20 yen per share.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2020 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Year-end Dividend Payment

Tokyo, May 8, 2020—Nomura Holdings, Inc. today announced that it has declared a dividend of 5 yen per share to shareholders of record as of the end of March 2020. The dividend will be paid on June 8, 2020.

Recent dividends

	Q2	Q4	Annual Dividend
FY2017/18	Y9.0	Y11.0	Y20.0
FY2018/19	Y3.0	Y3.0	Y6.0
FY2019/20	Y15.0	Y5.0	Y20.0

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

Nomura to Grant Restricted Stock Units (RSUs)

Tokyo, May 8, 2020—Nomura Holdings, Inc. today announced plans to grant Restricted Stock Units (RSUs) to directors, executive officers and employees of the firm and its subsidiaries in June 2020.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The number of RSUs to be granted is estimated to be approximately 75 million units (75 million shares equivalent).

The number and detailed terms and conditions of the RSUs will be determined at a meeting of the Executive Management Board1 scheduled for late May 2020, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

[1]	The grant of RSUs to directors and executive officers is in accordance with decisions made by the Compensation Committee.